UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2006

Commission File Number: 000-51631

WiderThan Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Republic of Korea ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building 463 Chungjeong-Ro 3-Ga Seodaemun-Gu Seoul, 120-709, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On April 18, 2006, WiderThan Co., Ltd. (the "Company") disclosed to the
Financial Supervisory Service (FSS) in Korea the following under the applicable regulations of the Korean Fair Trade Commission (FTC):

1.       Reappointment of Mr. Sang Jun Park as Representative Director of the
Company (appointed by the Board of Directors on March 31, 2006; registered at
Korea Commercial Registry on April 11, 2006)

2.       Reappointment of Messrs. Sang Jun Park and Jin Woo So as Directors of
the Company (appointed by shareholders March 30, 2006; registered at Korea
Commercial Registry on April 11, 2006)

3.       Resignation of Mr. Jung Woo Sung as Director of the Company (resigned
March 30, 2006; registered at Korea Commercial Registry on April 11, 2006)

4.       Resignation of Mr. Jung Woo Sung as member of the Company's Audit
Committee (resigned January 26, 2006; registered at Korea Commercial Registry
April 11, 2006)

5.       Appointment of Mr. Thomas E. Wheeler as a member of Audit Committee of the Company (appointed by Board on January 26, 2006; registered at Korea
Commercial Registry April 11, 2006)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiderThan Co., Ltd.

Date: April 18, 2006	By:	Dan Nemo
	Name:	Dan Nemo
	Title:	Vice President and General Counsel